LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel: (514) 488-3461 ext. 222      Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
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For Immediate release

                 LMS APPOINTS DR. MARILYN SUE BOGNER TO RISK AND
                          PATIENT SAFETY ADVISORY BOARD

MONTREAL, QUEBEC, JUNE 1, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ;
TSX:LMZ), a healthcare technology company and developer of the CALM(TM)
system (Computer Assisted Labor Management), today announced the appointment of Dr. Marilyn Sue Bogner to the LMS Risk and Patient
Safety Advisory Board.

Dr. Bogner is President and Chief Scientist with the Institute for the
Study of Human Error. A psychologist specializing in human factors and medical error, she has advised the U.S. Military, the Agency for
Healthcare Research and Quality (AHRQ) and the FDA. She has contributed to over 35 books or commissioned reports on human error in medicine.
Her working in identifying serious and persistent human factors and bringing collaborations to address these issues has garnered international recognition as well as several prestigious national achievement awards. She is on the editorial board of several major peer reviewed journals for medical, biomedical engineering, and behavioral sciences.

Patient safety is a cornerstone of high quality clinical care yet errors are still prevalent in healthcare today. Obstetrics is not immune to this. In fact, studies report that 30 to 50 percent of adverse outcomes in OB are potentially preventable. Strategies to improve patient safety traditionally address elements such as skills updates, human factors and team dynamics. These approaches are most effective when clinicians have an accurate analysis and understanding of the problem at hand as well as the consequences of their
interventions.

LMS specializes in risk management tools for clinicians and managers that provide continuous analysis of complex clinical and electronic monitoring data. The CALM tools incorporate statistical processes to quantify normal and abnormal labor progression as well as digital signal processing and neural network applications for the
identification of abnormal fetal heart rate patterns. The CALM Curve provides for consistent and objective assessment of the labor progress at the bedside. CALM Patterns provides objective, real-time measurement and classification of fetal heart rate patterns. These tools address commonly found root causes of adverse outcomes such as the failure to recognize and respond to abnormal tracings and prolonged labor.

 "Dr. Bogner has pioneered the study of multiple dimensions of human error in medicine and her guidance will be most welcome in helping to anticipate challenges, especially the usability and clarity of the computerized analysis," said Dr. Emily Hamilton, Founder and Chief
Medical Officer of LMS. "Her insight into the causes of medical errors will greatly complement the contributions of other Board members."

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ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The
LMS Computer Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes,"
"anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.